GEORESOURCES, INC.
110 Cypress Station Drive, Suite 220
Houston, Texas 77090-1629Telephone 281-537-9920

August 21, 2008

Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Attention: Shannon Buskirk
Chris White

Re:          Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Filed April 3, 2008
File No. 000-08041

We have reviewed your comment letter dated August 13, 2008 related to the above referenced filing.  Below are our responses to the issues raised by the Division of Corporation Finance.  Our responses are keyed to your comment letter.

(1)  Oil & Gas Reserve Information, page 21

We have reviewed the Item 10(e) of Regulation S-K regarding the use of the Non-GAAP Financial Measures. We agree that the PV-10 number disclosed is a non-GAAP measure. We believe this non-GAAP measure is useful to investors because it allows investors to compare our future expected revenues from proved reserves with our peers because it excludes the effects of our entity specific income tax rate.  The difference between this measure and the standardized measure included in NOTE K to the audited financial statements is the effect of income taxes. We will in the future include a reconciliation of the two measures as well as a more thorough description of the measure and its relevance.

(2) Hedging Activities, page 39

While our overall hedging strategy has not changed significantly during 2006 or 2007, the impact of these strategies on our results of operations has become more significant as a result of unprecedented increases in oil and natural gas prices.

The sales price of our production is primarily driven by the prevailing market price of oil and natural gas.  If production levels were to remain at 2007 levels, a 10% increase in commodity prices from those of December 31, 2007, would not increase our cash flow dollar-for-dollar.  Instead, our cash flow would only increase on the approximately 40% of our estimated production that is not covered by hedges.

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August 21, 2008
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In the future we will expand our disclosure to further explain the impact that our hedging activities may have on current and future results of our operations.

(3)  Basis of Consolidation, page F-7

In our 10-KSB/A we state: “The Company’s investment in oil and gas limited partnerships for which it serves as general partner are accounted for under the equity method.”  The partnerships to which we are referring are AROC Energy L.P. and SBE Partners LP. In each of these partnerships, a wholly owned subsidiary of GeoResources held a 2% general partner interest and a large institutional investor held a 98% limited partnership interest. Our decision to account for the investment using the equity method of accounting (as opposed to consolidating the partnership) was predicated on the application of EITF 04-5.

Prior to analyzing the partnership using the guidance in EITF 04-5; we determined that the partnerships were not variable interest entities (VIE) as defined by FIN 46(R). Under FIN 46(R) an entity is considered a VIE if it possesses any one of the following characteristics:

(1)	The entity is thinly capitalized – the partnerships were not thinly capitalized. In each case the partnership had (and continues to have) sufficient liquid assets on hand to fund on-going operations.
(2)
Residual equity holders do not control the entity – the equity holders (the limited and general partner) control the entities; everyday decisions are made by the general partner, however, as discussed more fully below the limited partner must agree on the normal but more significant operating decisions of the partnership.

(3)
Equity holders are shielded from economic losses or do not participate fully in an entity’s residual economics – the equity holders share in the losses of the entity in the same manner as gains. The non-hedging related profits and losses are credited to the partner’s capital accounts in a manner consistent with their capital contributions. Neither partner is guaranteed a return and each partner could potentially lose its investment in the partnership.

(4)	The entity was established with non-substantive voting interests – both equity owners have substantive voting rights.

Under EITF 04-5, the general partner(s) in a limited partnership is presumed to control that limited partnership regardless of the general partner’s ownership interest and therefore consolidation may be warranted.  This presumption of control by the general

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August 21, 2008
(Continued)

partner can be overcome if the limited partner(s) has either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights.  In essence, the general partner(s) does not have the ability to control the partnership.

We believe that the limited partner in each of these partnerships has substantive participating rights because the partnership agreements provide the limited partner with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnerships’ business.  Three key areas where this is evident are:

.The general partner is effectively prohibited from acquiring or selling property or incurring significant costs associated with existing wells, without the limited partner’s consent and approval.

.The general partner may not enter into or modify hedging transactions without the limited partner’s consent and approval. Given the volatility in oil and gas commodity prices over the last several years, hedging and the decisions about hedging are key elements of a risk management strategy.

.The general partner may not borrow money in the name of the partnership, mortgage or otherwise encumber the assets of the partnership without the consent and approval of the limited partner.

We acquired the limited partner’s interest in AROC Energy LP in October 2007, and fully consolidated the assets and liabilities, revenue and expenses from the date of acquisition.   At December 31, 2007, the equity investment in SBE Partners was included in the balance sheet line item, “Equity in oil and gas limited partnerships.”

(4)  Note G: Asset Retirement Obligation, page F-19

The asset retirement obligation (ARO) recorded on our books as of December 31, 2007, was our estimate of future costs to plug and abandon the oil and gas wells that we have an interest in as of year-end, discounted at the post-merger GeoResources’ cost of capital.  The wells which the Company has an interest in were acquired from GeoResources (pre-merger) Southern Bay, PICA, and the post merger acquisitions during 2007.  The December 31, 2006, ARO balance was that of Southern Bay. The cost of capital for Southern Bay was significantly different than that of the post-merger GeoResources, therefore we revised the discount rate used to calculate the present value of the future cash flows expected to be used to settle the obligations. This revision in the discount rate

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on the portion of the liability associated with the wells held by Southern Bay prior to the merger is what appears in the revision of estimates line item on the rollforward.

(5) Equity in Partnership Reserves, page F-24

We have reviewed paragraphs 20 and 23 of SFAS 69 and agree that both our share of the costs incurred for acquisition, development, and exploration as well as our share of the net capitalized costs should have been disclosed in our annual filing. Although we believe that the costs incurred are relatively insignificant to the overall financial position and results of operations of the Company, we will, in the future, include this disclosure for the partnerships that we account for under the equity method.

The following unaudited tables set forth our share of costs incurred during the year ended December 31, 2007, and our share of the net capitalized costs as of December 31, 2007 for the oil and gas partnerships accounted for under the equity method for 2007:

Acquisition cost	$1,552,833
Development cost	534,367
Exploration cost	-

Capitalized cost of oil and gas properties:

Proved properties	$1,972,908
Unproved properties	-
1,972,908
Accumulated depreciation, depletion and amortization	273,694

Net capitalized costs	$1,699,214

In connection with the above responses, we confirm that:

.the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

.staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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.the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please contact me at 281-537-9920.

Sincerely,

/s/ Howard E. Ehler

Howard E. Ehler
Chief Financial Officer

cc:           Reid A. Godbolt
Frank A. Lodzinski
G. Bret Wonson